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                              June 10, 2020

       Nan Shen
       Chief Financial Officer
       GSX Techedu Inc.
       2/F, Boyan Tech Building
       No. 10 East Xibeiwang Road
       Haidian District Beijing

                                                        Re: GSX Techedu Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2019
                                                            Filed April 3, 2020
                                                            File No. 1-38923

       Dear Mr. Shen:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2019

       Operating and Financial Review and Prospects
       Year ended December 31, 2019 compared to year ended December 31, 2018 Revenues, page 72

   1. Given the significance of the quarter to quarter and year to year increases in net revenues, please expand on your
explanation of the increase in net revenues from period to period.
                                                        For example, we note
that net revenues from your K-12 courses increased RMB1,415.6 million in 2019
compared to 2018. Please disclose the dollar amount of that increase attributable to higher
tuition fees versus growth in enrollments. In addition, please elaborate on the
factors contributing to the significant volume/enrollment increases. For example you might
discuss first time versus recurring customer enrollments or successful marketing efforts in a
particular region. Or you might discuss the number of courses offered in one period
versus the other and changes in average enrollment per course
 Nan Shen
GSX Techedu Inc.
June 10, 2020
Page 2
         including the reasons for those changes.
Consolidated Financial Statements
Consolidated Statements of Comprehensive (Loss) Income , page F-6

2. Please explain to us why no income tax expense or benefit is allocated to unrealized gains on available-for-sale investments, including reclassification adjustments. Please refer to
         ASC 740-10-50-10 and ASC 220-10-45-12.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robyn Manuel at 202-551-3823 or Bill Thompson at 202-551-3344
with any questions.



FirstName LastNameNan Shen                                    Sincerely,
Comapany NameGSX Techedu Inc.
                                                              Division of
Corporation Finance
June 10, 2020 Page 2                                          Office of Trade &
Services
FirstName LastName